Exhibit 99.1

Vimicro Announces US$50 Million Financing of Premium Private Placement

BEIJING, February 5, 2015/PRNewswire/ -- Vimicro International Corporation (NASDAQ: VIMC) ("Vimicro" or the "Company"), a leading video surveillance technology and solution provider in China, announced today that Alpha Spring Limited (the "Investor"), a British Virgin Island company owned by Zongyi Group ("Zongyi"), has entered into a stock purchase agreement with Vimicro.

Pursuant to the stock purchase agreement entered into on February 5, 2015, Zongyi agrees to make a US$50 million investment in Vimicro, with a purchase price of US$2.50 per ordinary share, the equivalent of US$10.00 per ADS. Immediately after the closing of the transaction, Zongyi will hold 20 million ordinary shares of Vimicro, approximately 16.3% equity ownership of the Company. The ordinary shares will be subject to a one-year lock-up period. Upon closing and subject to the terms and conditions of the stock purchase agreement, the Company will grant customary registration rights to the Investor. The closing of the investment is subject to customary closing conditions.

"We are very pleased to have secured US$50 million financing priced at significant premium from a well-established local Chinese investment company, which is a strong validation of Vimicro’s leading positioning in China’s video surveillance industry," commented Dr. John Deng, Chairman & CEO of Vimicro. "Seeing the tremendous market opportunity in the coming years, we believe sufficient capital will enable our market expansion and corporate strategy execution. As the only proven provider of SVAC technology and solutions in the marketplace, Vimicro will continue to leverage its first-mover advantages to capitalize on the trend of SVAC national standard adoption by the government, to further establish itself as a leading player in China’s video surveillance market, and to create long-term value for our shareholders."

Mr. Shengda Zan, Chairman & President of Zongyi Group, commented, "We are quite delighted to be able to obtain a meaningful ownership in Vimicro upon our due diligence and channel checks, in which process we got to know the management team at a personal level. Vimicro fits perfectly to our investment strategy for its proprietary technology and distinguished competency. We are mostly excited about Vimicro’s unique advantages in its addressable market, and confident of its execution and performance for years to come."

About Vimicro International Corporation

Vimicro International Corporation (NASDAQ: VIMC) is a leading video surveillance technology and solution provider that designs, develops and markets a full range of video surveillance products and solutions to governments, private enterprises, and consumers in China. Vimicro co-developed SVAC (Surveillance Video and Audio Coding), the national video surveillance technological standard, which demonstrates its unique strengths in proprietary multimedia IC technology, making it a leader in China's fast-growing security and surveillance market. Vimicro is headquartered in Beijing, China and has subsidiaries and offices throughout China and in Silicon Valley. Vimicro's ADSs each represent four ordinary shares and are traded on the NASDAQ Global Market exchange under the ticker symbol "VIMC."

About Zongyi Group

Headquartered in Shanghai,China, Zongyi Group is a conglomerate engaging in investment, new energy, new materials and information technology industries, with more than 30 subsidiaries and branches in the world, including Jiangsu Zongyi Co., Ltd. (SH600770), a Shanghai listed company with market capitalization of approximately US$2.5 billion. Zongyi Group is also the major shareholder of China Huishan Dairy Holdings Company Limited (06863.HK), a Hong Kong listed company, Yanghe Corporation (002304.SZ), Jinghuazhiyao Corporation (002349.SZ), Zijin Insurance, Changan Insurance, and Bainianrenshou Insurance. Zongyi Group is actively pursuing equity investment opportunities in high technology corporations with its own proprietary technology and distinguished competency.

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Among other things, the quotations from management in this announcement, as well as Vimicro's expectations and forecasts, contain forward-looking statements. Vimicro may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Vimicro's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company's ability to develop and sell new mobile multimedia products; the expected growth of the mobile multimedia market; the Company's ability to increase sales of notebook camera multimedia processors; the Company's ability to retain existing customers and acquire new customers and respond to competitive market conditions; the Company's ability to respond in a timely manner to the evolving multimedia market and changing consumer preferences and industry standards and to stay abreast of technological changes; the Company's ability to secure sufficient foundry capacity in a timely manner; the company's ability to effectively protect its intellectual property and the risk that it may infringe on the intellectual property of others; and cyclicality of the semiconductor industry. Further information regarding these and other risks is included in Vimicro's annual report on Form 20-F filed with the Securities and Exchange Commission. Vimicro does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date hereof, and Vimicro undertakes no duty to update such information, except as required under applicable law.

Contact:

Vimicro International Corporation
Investor Relations
Phone: +8610-5884-8898
E-mail: ir@vimicro.com